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                          June 13, 2022

       Alessandra Daigneault, Esq.
       Chief Corporate Officer, General Counsel & Secretary
       NRX Pharmaceuticals, Inc.
       1201 Orange Street, Suite 600
       Wilmington, DE 19801

                                                        Re: NRX
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2022
                                                            File No. 333-265492

       Dear Ms. Daigneault:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Huntington, Esq.